Exhibit 99.3

DESCRIPTION OF THE AMENDED HEAD MANAGEMENT AGREEMENT

On March 18, 2020, Pyxis Tankers Inc. (the “Company”) entered into Amendment No. 2 to the Amended and Restated Head Management Agreement (the “Amended Head Management Agreement”) between the Company and Pyxis Maritime Corp. (“Maritime”), a company owned and controlled by Mr. Eddie Valentis, the Company’s Chairman and Chief Executive Officer. The Amended Head Management Agreement provides for, among other things, a termination fee for ship management services to be paid to Maritime in the event the agreement is terminated in connection with a Change of Control (as such term is defined in the Amended Head Management Agreement).